Filed by Noble Energy, Inc.
(Commission File No. 001-07964)
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Clayton Williams Energy, Inc.
Commission File No.: 001-10924

This filing relates to the proposed merger of Wild West Merger Sub, Inc. (“Merger Sub”) with Clayton Williams pursuant to the terms of an Agreement and Plan of Merger, dated as of January 13, 2017 (the “Merger Agreement”), by and among Noble Energy, Clayton Williams, NBL Permian LLC and Merger Sub. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on January 17, 2017, and is incorporated by reference into this filing.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT NBL - Q4 2016 Noble Energy Inc Earnings Call EVENT DATE/TIME: FEBRUARY 14, 2017 / 2:00PM GMT OVERVIEW: Co. reported 4Q16 results.

FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

CORPORATE PARTICIPANTS

Brad Whitmarsh *Noble Energy, Inc. - VP of IR*

Dave Stover *Noble Energy, Inc. - Chairman and CEO*

Gary Willingham *Noble Energy, Inc. - EVP of Operations*

Keith Elliott *Noble Energy, Inc. - SVP of Eastern Mediterranean*

Susan Cunningham *Noble Energy, Inc. - EVP of Exploration*

CONFERENCE CALL PARTICIPANTS

Doug Leggate *BofA Merrill Lynch - Analyst*

Brian Singer *Goldman Sachs - Analyst*

Pearce Hammond *Simmons & Company - Analyst*

Paul Sankey *Wolfe Research - Analyst*

John Herrlin *Societe Generale - Analyst*

Charles Meade *Johnson Rice & Company - Analyst*

Arun Jayaram *JPMorgan - Analyst*

Irene Haas *Wunderlich Securities, Inc. - Analyst*

Mike Scialla *Stifel Nicolaus - Analyst*

Michael Hall *Heikkinen Energy Advisors - Analyst*

Gail Nicholson *KLR Group Holdings, LLC - Analyst*

David Tameron *Wells Fargo Securities, LLC - Analyst*

Paul Grigel *Macquarie Capital Markets - Analyst*

PRESENTATION

Operator

Good morning and welcome to Noble Energy's fourth-quarter and year-end 2016 earnings results webcast and conference call.

(Operator Instructions)

Please note, this event is being recorded. I would now like to turn the conference over to Mr. Brad Whitmarsh. Please go ahead, sir.

Brad Whitmarsh - *Noble Energy, Inc. - VP of IR*

Thanks, Dana. Good morning, everyone, and thank you for joining us today. I hope you've had a chance to review our fourth-quarter 2016 news release which highlights another strong quarter of outperformance for Noble Energy. We also released our 2017 detailed guidance yesterday, and both of these releases, along with a number of supplemental slides, are available on our website. Later today we anticipate filing our 10-K with the SEC.

Following our prepared comments we will conduct a question-and-answer session. I would ask that analysts limit themselves to one primary and one follow-up question. Dave Stover, Chairman and CEO, and Gary Willingham, EVP of Operations will provide some commentary. Ken Fisher, EVP

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

and CFO; Keith Elliott, Senior Vice President of the Eastern Med; and Susan Cunningham, EVP of Exploration, are also here and will be available for Q&A.

I want to remind everyone that this event may contain projections and forward-looking statements as well as certain non-GAAP financial measures. You should read our full disclosures in the latest news releases and SEC filings for a discussion of those items.

For the fourth quarter, total Company volumes came in at 410,000 barrels of oil equivalent per day, at the high end of our guidance, while organic capital was below expectations. Onshore, the DJ Basin had a great quarter from enhanced completions. And we saw strong results from new wells in the Delaware Basin, as well. Robust volumes in the Gulf of Mexico and strong natural gas demand in Israel were also significant contributors.

Of particular note, total Company oil volumes of 131,000 barrels per day were above expectations. And, again, this was driven primarily by the DJ Basin and the Gulf of Mexico. I would also point out that our US oil differential tightened to more than $1 during the fourth quarter as we continued to optimize our pipeline and rail markets onshore.

On the cost side, unit lease operating expense stood out, down about 10% compared to the fourth quarter of last year. DD&A was below guidance, as well, reflecting strong US onshore reserve adds. This continued operational outperformance allowed us to deliver a beat on earnings and cash flow for the final quarter of 2016.

I want to point out some slight changes to our guidance and reporting going forward. As you can see in the slides, we are providing additional transparency on our volumes, including a breakdown between the US onshore and offshore and by each hydrocarbon, as well. Beginning with the first quarter of 2017, our reporting of actuals will reflect this same level of detail. With that, I'll turn the call to Dave.

Dave Stover *- Noble Energy, Inc. - Chairman and CEO*

Thanks, Brad. Appreciate you bearing with me as my voice is a little raspy this morning. Looking back at 2016, it was an impactful and significant year for Noble Energy. Amidst substantial changes in commodity prices beginning in 2014 and through most of 2015 and 2016, Noble stayed on course, delivered what we set out to do, and actually accomplished much more. 2016 was truly a year of outstanding operational, financial and safety results.

It was also one of great progress on key strategic objectives, which we've outlined on slide 4. I don't believe there are many peers with this extensive a list of accomplishments over the year. I'm truly proud of our teams for delivering these achievements. We exit 2016 exceptionally well-positioned to deliver top-tier, long-term shareholder performance.

Before moving to our 2017 outlook, I'd like to take a moment to turn your attention to our 2016 year-end reserves update. As you can he see on slide 5, we ended the year with total proved reserves of 1.4 billion barrels of oil equivalent, which was up slightly from the previous year. Organic reserve replacement was over 190% of 2016 production from nearly 300 million barrels of oil equivalent of additions and performance revisions. Even more impressive, total F&D cost was less than $5 per barrel of oil equivalent on an organic basis.

Within the US onshore our increased activity outlook, along with performance improvements across all basins, led to an organic replacement of 280%. On the right portion of the slide you can see an adjustment to reserves for the divestments made in 2016, including the 3.5% of Tamar, as well as the Marcellus JV dissolution. Additions more than exceeded production and positive performance revisions in essentially every one of our business units offset divestment impacts and price revisions from a lower SEC price deck. At the end of the day, the DJ Basin was up 13% as was our combined Texas position. And the Marcellus was up 10%, despite the JV dissolution impact.

We continue to remain prudent on PUD bookings, having between three to four years, at most, of future activity reflected in proved reserves. And, internationally, given the Leviathan sanction expected this quarter, you will see a material increase as first reserves from the field are booked in 2017.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Now let's turn to 2017. On slide 6 we have outlined our major goals and outcomes for the year, with the primarily focus being the acceleration of our development programs, both onshore and offshore. Onshore, we're driving additional capital efficiency gains while rapidly increasing our activity. The expected closing of the Clayton Williams transaction in the second quarter will further our ability to benefit from this focus.

With the expansion of our onshore program, our midstream business will continue to grow. This is showcased through our integrated development approach as multiple new NBLX facilities are starting up this year. Offshore, we will begin development of our world-class Leviathan project in Israel.

Another key objective listed, we are targeting additional asset proceeds of at least $1 billion for 2017. There are multiple pathways to achieve this target, including a potential dropdown of retained assets to NBLX, the farm-down of Tamar and/or Leviathan working interest, and potentially monetization of assets that may make better sense in someone else's hands. And we have the opportunity to participate in a very material exploration prospect offshore Surinam late in the year.

We're already off to a great start in 2017. We have leading positions in two top oil basins in the US and will enhance our Delaware position upon closure of the Clayton Williams Energy acquisition. Both are DJ Basin and Delaware Basin positions, contain 2 billion barrels of oil equivalent resources net to Noble.

Slides 7 and 8 are essentially repeats from the acquisition announcement so I won't spend much time on these. Drawing your attention to slide 8, I will remind you of the enhancements to our plan through 2020 with the acquisition as we aggressively develop our high-quality inventory. The outlook we provided in January is 3 to 5 percentage points higher across the board on volumes versus the November outlook, represented in red diamonds. And operating cash flows grow at an even higher rate, up 7 percentage points from our November outlook.

Following the announcement, we've had great conversations with many shareholders and analysts, and the response has been extremely positive. The discussions have focused on how well the acreage fits with our existing position, the incremental impact to our onshore inventory, our ability to generate additional value, as well as how it increases our volume and cash flow growth outlook.

Obviously, one of our major goals for the year is an efficient and safe integration of the Company and assets into Noble. In particular, Gary will highlight the outstanding performance we've had through both drilling improvements and enhanced completions during the fourth quarter. And I look forward to seeing the results that our unconventional expertise can bring to this high-quality asset.

Now let me highlight the momentum of our Leviathan development. We are on track to sanction the project this quarter with first gas targeted by the end of 2019. The final steps to sanction are coming together nicely as we finalize contracts and permits required to begin construction.

We are seeing excellent support from the energy ministry and other government agencies. Our teams continue to progress engineering design and have already begun purchasing long lead materials. We are bringing our key supply partners onboard, many of whom were part of the teams that delivered our highly successful Mary B and Tamar projects. In addition, we're planning to commence Leviathan development drilling by the middle part of the year.

We're moving full speed ahead. Total capital spend in the Eastern Mediterranean is anticipated to be over $500 million this year. And our teams are excited to begin development of this world-class asset.

Before turning the call over to Gary, I want to spend a few moments on our outlook and plan for 2017. As we discussed in November, we're planning our business with a view that oil prices will remain in a range between $50 and $60 per barrel for the next few years. Despite the expected increases in US onshore industry activity, when you step back and look at the global picture, I still see this as a reasonable range to plan our business.

With this as a backdrop, I really like how we are positioned, on the far left side of the cost curve in the US, with two huge oil plays onshore and substantial running room. Offshore, our strong oil-linked cash flows and huge international gas resources, which are ultimately linked to oil prices rather than US gas, provide further support.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Looking at our 2017 volumes and capital outlook, we've made a few adjustments from what we provided late last year. We've raised our organic cap take expenditure range to $2.3 billion to $2.6 billion, reflecting the rig additions for the expected timing of our Delaware acquisition and an accelerated rig addition in the DJ Basin. We've also built in some additional cost for the higher intensity completions that we have planned in the DJ and the Delaware.

As shown on slide 10, 75% of the total capital will be allocated to onshore development. Add in our Eastern Mediterranean program and you have 95% of the program focused on these assets. We've also increased full-year total Company volumes 15,000 barrels of oil equivalent per day, compared to our November analyst event. This results in a 2017 range between 415,000 and 425,000 barrels of oil equivalent per day.

We've indicated on slide 10 the build throughout the year as total Company volumes are expected to steadily increase each quarter, with the second half of 2017 averaging between 440,000 and 460,000 barrels of oil equivalent per day. This is up more than 10% over the second half of 2016 after adjusting for divestments.

In the first quarter, we're impacted by a substantial underlift on oil in West Africa and the fewest number of US onshore completions this year. You can also see the impact of the Marcellus JV dissolution and Tamar's 3.5% divestments within the first quarter.

Obviously, the second-half trajectory really stands out, reflecting our organic growth onshore, along with the timing of the Clayton Williams acquisition. The rig additions we've just made in the Delaware, the timing of new Eagle Ford completions, and a third rig added to our DJ Basin in the second quarter allows for a consistent volume growth trajectory throughout the year. As I have shown, current momentum, combined with our upward trajectory through 2017, puts us in a great position to deliver our long-term outcomes. Now, let me hand the call over to Gary to provide further details on our robust US onshore outlook for 2017.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

Thanks, Dave. We've highlighted our US onshore program on slide 11, including details of wells to be drilled and brought on production by basin. We began 2017 with seven rigs running and will increase this throughout the year to exit with nine rigs across our US positions.

As mentioned earlier, the DJ, Delaware, and Eagle Ford drive substantial total and US onshore oil production growth for Noble. Combined, these assets are expected to be up by approximately 60,000 barrels of oil equivalent per day by the second half of 2017 over the second half of 2016. Oil makes up nearly half of the increase, and our total oil onshore is expected to be up nearly 40% from the second half of 2016 to the second half of 2017.

Three months ago at our US onshore update, we spent a substantial amount of time highlighting the strength of our US onshore portfolio and our differentiated operational execution. I'd like to highlight some items that demonstrated this in the fourth quarter and how these results position us for another impactful year in 2017.

We exited 2016 with an accelerated pace of development. During the fourth quarter, we added two onshore drilling rigs in the Delaware Basin, bringing our total onshore rig count to seven -- three in the Delaware, two in the DJ and two in the Eagle Ford. I've been impressed with the operating efficiencies our teams continue to generate, especially on the drilling side. We are reducing both total drill time and cost and doing so with outstanding safety performance.

Within the DJ Basin we reduced our average time to drill a long lateral well to under six days. And in the Delaware, our average drilled footage per rig per day is up nearly 30% from the start of 2016. So, our long track record of driving efficiencies continues.

Looking at well productivity, clearly the results we are delivering from enhanced completion techniques highlight our leading onshore capabilities. We again saw great results from using longer lateral wells and higher proppant concentrations across our US onshore position.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

On slide 12 we've outlined some of these strong results, starting with the DJ Basin. During the fourth quarter we had 19 wells in Wells Ranch that reached peak production. The average lateral length was 6,500 feet. And you can see the wells in green on the plot versus the 1 million BOE type curve we provided in November.

Wells had an average proppant concentration of over 1,800 pounds per foot versus our type curve of 1,400 pounds per foot. It's notable that 60% of the production from these wells is oil, which is considerably above our type curve assumption.

In addition, the blue line shows extended results for wells with 2,500 pounds per lateral foot or more. These 13 wells, none of which were represented in the green line, show even slightly better performance.

The key take-aways are value creation is not just about IP24 hour or even IP30 day but sustainable performance over a longer period of time. These enhanced completions and the way we are controlling the flowback of our wells is providing a longer plateau of production. In the case of these wells, peak production is being reached around day 90, and in some case even out to day 120. It will be important to watch declines on these wells and the potential impact to ultimate recovery.

Our development plan in 2017 will continue to shift towards higher proppant intensity completions, targeting an average of around 1,800 pounds per foot, while continuing to test some wells with over 2,000 pounds per foot. The majority of our wells on production in 2017 will be in Wells Ranch and East Pony, some of the oiliest areas in the entire basin. We will be adding a third rig to our DJ Basin drilling program in the second quarter, a little earlier than expected, and we will run these three rigs for the remainder of this year.

Earlier this year DCP announced plans for the next two major gas processing plants to be constructed in 2018 and 2019, along with a number of near-term projects to help expand capacity in 2017. This was a major step to ensure processing capacity keeps pace with the growth outlook in the DJ Basin.

On our own side, NBLX has commenced construction of the Mustang central gathering facility, which should be operational late this year. We're drilling a number of wells in 2017 that will be ready to tie into that facility late this year or early in 2018.

We've also seen very good results from our enhanced completions in the Delaware. Looking at slide 13, we've provided initial performance of our most recent five wells that were brought on production in the fourth quarter. The wells tested a range of proppant concentrations between 3,000 and 5,000 pounds per foot.

Four of the wells were landed in the Wolfcamp A and are on average performing in line with our initial expectations for larger completions, above the 1.2 million barrel of oil equivalent type curve. It is still very early days with less than 60 days of controlled flowback production on most of these wells and we will continue to watch performance uplift through time.

I'd like to draw your attention to the Sam Prewitt well. This well was completed with 4,200 pounds of proppant per foot. It's averaged over 1,000 barrels of oil equivalent per day for the first 30 days from a short lateral length, and is 77% oil. Importantly, this is the Southern-most well we have brought online to date and it's the closest well to the Clayton Williams Energy acreage.

Similarly, the Sky King and Jersey Lilly wells on the western extent of our acreage continue to confirm the quality of our acreage position. In orange on the map we show the Gaucho State, which is Noble Energy's first operated Wolfcamp B well. It was completed with 3,000 pounds of proppant and is performing consistent with our initial expectations for the Wolfcamp B. Similar to the DJ, it will be important to see what production rates are after 60, 90 and 120 days.

In addition to the 35 wells expected online on our existing acreage in 2017, we will be bringing online 15 wells in the Clayton Williams Energy acreage this year following closing. Our activity will continue to focus on enhanced completions, with the majority of our wells in the Wolfcamp A interval.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

We've highlighted on the bottom left of this slide some of the operational efficiencies we're seeing with our Delaware drilling program. Compared to the first three quarters of 2016, fourth-quarter average drill times reduced by two days, even with an average lateral length increase of over 30%. This improvement resulted in an average drilling cost per lateral foot reduction of nearly 40%.

In addition to the integration of Clayton Williams Energy in 2017, our Delaware priorities are to continue to drive substantial operating efficiencies as we've transitioned into full development mode. We're focused primarily on long laterals and multi-well pads. In fact, we recently completed the drilling of our first 10,000-foot wells on the three-well Monroe pad and frac operations are currently under way. This pad includes our first third Bone Spring well. With that, I'll hand the call back to Dave.

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

Thanks, Gary. Before ending our comments today, I would like to take a moment to acknowledge the contributions of Susan Cunningham who will be retiring next month after 16 years of service to Noble Energy. Susan has been instrumental in establishing an industry-leading exploration program and team and has been a valuable member of the executive team. Susan, we certainly wish you the best in retirement.

In summary, I am pleased with what we accomplished last year and where we are headed. Noble Energy has a clear line of sight on its future. We're designed for generating industry leading returns from a world-class portfolio. We are already off to a great start this year. So, let's go ahead, Dana, and take some questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

We'll go first to Doug Leggate with Bank of America.

Doug Leggate - *BofA Merrill Lynch - Analyst*

Good morning, everybody. Dave, I've got two questions, if I may. The first one is on your Wolfcamp A and B results that you talked about. I realize there are lateral length limits on the A in particular. I'm just curious, are you honing in on what -- how would you characterize what a standard well design that you view as optimal in terms of returns for the incremental cost of the [coppen morgan] and taking into account any limitations you might have (inaudible). What should we think as the (inaudible) as you think about the development program being called?

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

Doug, just to make sure I'm clear, you're talking about what standard lateral length we're looking for?

Doug Leggate - *BofA Merrill Lynch - Analyst*

It seems that the Wolfcamp A result obviously was shorter than we would think going forward under normalized or standard well design, if there is such a thing. But, more importantly, I'm thinking about the incremental cost of the proppant loading relative to the uplift you've seen versus some of the other wells around you. The uplift could have been a little better. But I realize with the bigger proppant, you've got longer cleanup times and so on. So, I'm just trying to understand if you're honing in on what you think a standard well could look like. And, obviously, I would expect that to come at a higher type curve.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

I'll turn it over to Gary in a minute but first I'll say we're very encouraged by what we're seeing so far. Gary, explain why and how we're thinking about it.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

Yes, Doug, this is Gary. I think when you look at what we've done so far, some of these wells, as you point out, the lateral lengths are in the 3,500 to 5,000 foot range. Certainly we're transitioning to longer laterals. We mentioned just having drilled the three-well Monroe pad that's 10,000-foot laterals. Just like in the DJ and the Marcellus, we think longer laterals are the right way to go here.

As far as the proppant concentration, I'd say it's still really early. The five wells that we just released range anywhere from 3,000 to 5,000 pounds. That's above our type curve that we released in November which was 2,000 pounds. And very excited with what we're seeing so far with these higher proppant loadings. But we just need to see more data here, as we've said that we need to see in the DJ Basin over time.

End of the day we're really focused on what creates the most value, not the highest initial production rate or the highest EUR. So, we need to get a little more production data and make sure that we understand what the highest value completion is. And when we think we've got enough data then we'll adjust type curves if we think we need to. But certainly that's what we're focused on right now.

Doug Leggate - *BofA Merrill Lynch - Analyst*

To dumb it down for me a bit, what I was trying to understand was, are you at a point where you can confirm whether the cost of the incremental proppant is still on an upturn there or an improving curve, or if you crossed the point of optimal return, if you like, and it's not still too early.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

Doug, we're certainly not there yet in the Delaware. These five wells we just released are the first ones we've done with the higher proppant loadings and we've got most of the wells 60 days or less of production. I think we have said in the past, for these higher proppant jobs, we'd like to see at least six months, maybe as much as a year of production data to really be able to understand what the true ultimate uplift in EUR is versus early time performance, and make sure that translates into value.

Obviously the higher proppant jobs cost more, they take more time to pump, so cycle times are longer. And we just need to make sure at the end of the day it's worth it. We've been very encouraged with what we've seen but we'd just like to see more data before we zero in on what we think the optimum completion is.

Doug Leggate - *BofA Merrill Lynch - Analyst*

I appreciate your patience with my question. My follow-up is only a quick one. Big inflection on production at the back end of the year. Could you give us some idea of pacing of how your completion schedule in terms of wells to production looks as we move through the year? I'll leave it there. Thanks.

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

If I heard you right, Doug, the question's on the completion schedule in the second half of the year relative to the first and what's driving the production increase in the second.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Doug Leggate - *BofA Merrill Lynch - Analyst*

Right.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

With regards to the Permian as well, Doug?

Doug Leggate - *BofA Merrill Lynch - Analyst*

Yes.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

You're definitely going to see completion activity pick up through the year. We just added two rigs to our legacy position there in the fourth quarter, going from one to three. We anticipate closing the Clayton Williams acquisition in the second quarter. They're running one rig right now and we've said we'll add another two rigs there by the end of the year.

Huge increase in drilling activity from fourth quarter of 2016 through the end of 2017. And you'll certainly see the pace of the new wells online pick up, as well. I think when you look at the total Permian, we've said we'll bring about 50 wells online for 2017 and the vast majority of those will be in the second half of the year.

Doug Leggate - *BofA Merrill Lynch - Analyst*

(inaudible) Thanks a lot, guys. Appreciate it.

Operator

We'll take our next question from Brian Singer with Goldman Sachs.

Brian Singer - *Goldman Sachs - Analyst*

Thank you. Good morning. Picking up on the topic of well costs, I wanted to actually switch to the DJ Basin. Can you just give us an update on your well costs there at [Leebitt] and greatest funnel of completion intensity in lateral length? Give us some sense for where do you see all that heading over the next year and any service cost inflation you expect in the DJ.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

Brian, this is Gary. I think when we talked in November we had rolled out costs in the DJ of $5.5 million to $6 million, depending on where it was. Those were based on the same type curves that we rolled out at the time, which were based on 1,400 pounds per foot average proppant concentration. Clearly the wells we've brought on recently are higher proppant concentrations than that. So those come with a higher cost.

We'll continue to evaluate those completions. And, as we've said, 6 to 12 months of data is probably what we need to zero in on what the right design is. So, later this year we'll probably be coming out with some updates on those curves.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

I think in the meantime we're certainly watching our costs and understanding where those are headed. I think when you look at all the different cost categories and the different basins we play in we would expect to see something on the order of 5% to 15% cost inflation, depending on what it is and where it is. We've certainly included some of that, I think, in our midpoint guidance, offset by some further assumed efficiencies. If we see some of the higher cost inflation numbers that some folks are quoting out there, that will push us more toward the high end of our capital guidance for the year.

On an individual well basis, again, we're focused on value. Obviously the bigger jobs come at a bigger cost and we just need to ensure we get the value for that through the higher EURs over time.

Brian Singer - *Goldman Sachs - Analyst*

Got it. And, I'm sorry, ca you just give us -- you mentioned $5.5 million to $6 million based on 1,400 pounds per foot. What's the current number for 1,800 pounds and lateral length of 9,000 feet? How much more is that right now?

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

Just going from 1,400 to 1,800 adds another probably $300,000 to $500,000, something like that, assuming no further efficiency improvement But we'll see where we land.

Brian Singer - *Goldman Sachs - Analyst*

Okay. And the DJ, you highlighted the production mix and how the oiliness has particularly improved form some of the recent IPs. How do you expect that to trend over the life of the well?

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

In the DJ?

Brian Singer - *Goldman Sachs - Analyst*

Exactly, yes, in the DJ.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

You see oil mix declining over time. The wells do get a bit gassier over time so it will definitely decline off. The type curve that we put out there in November for Wells Ranch, we assumed 40% oil. That's 40% over the life of the well.

So 60% in these first three months or so in these wells is certainly above the average we've assumed for the life. That will come down over time. We'll see how it compares to the 40% over the life of the well.

Brian Singer - *Goldman Sachs - Analyst*

Okay. Great. And last one, as you go into the development phase for Leviathan over the next year, you highlighted some of the flexibility you have to sell assets. I think $1 billion is what you mentioned. Do you have a specific target for net debt to EBITDA or a comfort zone that, based on commodity prices or how aggressive you want to ramp activity elsewhere, we should think about?

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

I think Ken does a good job of looking at a number of factors. It's not just net debt to EBITDA, but all the different factors that also tie into our discussions with the rating agencies. The way we continue to look at all those and stress those at lower prices, one of the things, if you go back to last year, one of the discussions we had with the rating agencies that really landed well was our stress case when we looked at much lower oil prices and how we were able to withstand much lower prices over a number of different criteria. So, it's not just a criteria.

Brian Singer - *Goldman Sachs - Analyst*

Thank you.

Operator

We'll go next to Pearce Hammond with Simmons & Company.

Pearce Hammond - *Simmons & Company - Analyst*

Good morning and thanks for taking my question. Just curious on that Mustang IDP, what does that do for total net DJ deliverability versus where deliverability is at today?

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

You're talking about gas capacity in the basin, Pearce? Give me a little more idea what you're talking about.

Pearce Hammond - *Simmons & Company - Analyst*

Yes, gas capacity in the basin.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

As we move into drilling some wells in Mustang -- and we're not drilling a tremendous number there this year, it's more toward the end of the year -- those are definitely gassier areas so you'll see a higher gas cut there. We've timed that to the first facility that NBLX is building in that area to make sure we've got capacity there. And then I think it's certainly timed very well with some of the capacity additions that DCP has planned with the next big plant coming on in 2018 and then some infield optimization and capacity improvement projects they're doing this year. You'll definitely see a little more gas from those wells but I think it's matched up quite well with the capacity growth that we see coming in the basin.

Pearce Hammond - *Simmons & Company - Analyst*

Thank you. And then my follow-up is, where do you see current sand cost? And then what is your target for 2017 in the Delaware Basin, your average sand loadings that you're expecting on the wells that you're going to complete?

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

I think sand cost is one of the things we're watching. It's not just a cost but availability. We've had very good supplier relationships on sand for a number of years and feel quite confident take we'll be able to get all the sand that we need. But obviously costs are creeping up. It's within that 5% to 15% range that I mentioned overall, depending on what service and what area.

I think as far as what we're assuming for the Delaware for this year, the type curve is still based on 2,000 pounds per foot. Obviously the wells we just released were higher than that, 3,000 to 5,000 pounds. I think most of the wells you're going to see us complete in 2017, at least until we have some more longer-term data on the higher completions, are probably in that 3,000-pound range. Those come at a higher cost, again, obviously. So that's part of the increase in capital that you've seen since our November Analyst Day.

Pearce Hammond - *Simmons & Company - Analyst*

Thank you very much.

Operator

We'll take our next question from Paul Sankey from Wolfe Research.

Paul Sankey - *Wolfe Research - Analyst*

Just a direct follow-up to the sand question, if I could. Is that the biggest pressure that you feel on costs or are there other areas that are of more concern to you? Thanks.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

I wouldn't say it's the highest, by any means. We've got an eye on sand. We've got our eye on pumping services, drilling rigs, tubular. So, we're watching everything. We've got good long-term relationships with key suppliers in all those areas, so we feel pretty good with our ability to control those costs and offset some of it with efficiencies as best we can. Sand is part of the mix but it's certainly not the only one.

Paul Sankey - *Wolfe Research - Analyst*

Okay. But would it be the biggest one or are there other things that worry you more?

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

I wouldn't say it's the biggest one. I also wouldn't say I'm overly worried pout any of them.

Paul Sankey - *Wolfe Research - Analyst*

Okay, fair enough. A total change of tact, if I could. We were in Washington yesterday speaking to policy makers. What's your perspective with your business mix of policy in Washington and what concerns you there or excites you? And I'm thinking not only about domestic policy but obviously also foreign policy. Thank you.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call Dave Stover - Noble Energy, Inc. - Chairman and CEO I think I probably won't get into any policy contemplations here, Paul, because I'm not sure I know exactly where it's going, whether it's domestically or internationally, yet. We'll reserve comment and judgment and see how it plays out. Paul Sankey - Wolfe Research - Analyst I think that's fair enough insofar as it does seem there's tremendous uncertainty about where we're headed. I just wondered if you guys had a particular agenda you wanted to promote in any way. Dave Stover - Noble Energy, Inc. - Chairman and CEO No, we'll stay flexible. Paul Sankey - Wolfe Research - Analyst Thanks a lot. Operator We'll go next to John Herrlin with Societe Generale. John Herrlin - Societe Generale - Analyst Yes, hi. Thank you. With Leviathan, Dave, will you book reserves at the end of the first quarter with FID or year end? Dave Stover - Noble Energy, Inc. - Chairman and CEO We'll book them by year end. Obviously it will be set up to be booked with FID but just as far as actually reflecting it externally, it will show up at the year-end reserve booking. John Herrlin - Societe Generale - Analyst Okay. That's fine. With the Eagle Ford, given Clayton Williams, is it as critical for Noble going forward? Dave Stover - Noble Energy, Inc. - Chairman and CEO Is what as critical, John? John Herrlin - Societe Generale - Analyst Eagle Ford.

FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

Eagle Ford -- it's still a sizable position. When you look at the resource, it's still close to 0.5 billion barrels. And it's going to be a nice impact, especially as we finish out a number of these wells in the South Gates Ranch this year. I think longer term, the real driver will be our ability to define the Upper Eagle Ford as a key target and do some of those tests. We'll have some of those tests later this year. It's still a very nice contributor.

John Herrlin - *Societe Generale - Analyst*

Okay. Thanks. Last one from me, with the greater sand loadings, do you feel that you're just keeping the brittle formations open more or are you getting more communication, say, with the interbedded clay-ier type shales within the formations?

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

John, those are all things that we're looking at. I think as we get through this year and talk about what changes, if any, we're going to be making to type curves, we'll roll out some commentary as to why we think performance might be better.

John Herrlin - *Societe Generale - Analyst*

Thank you.

Operator

We'll take our next question from Charles Meade with Johnson Rice.

Charles Meade - *Johnson Rice & Company - Analyst*

I know John just asked a question about Leviathan, but if I could follow up on that. Could you talk about how that's going to progress over the year? I know you mentioned that you have sanctions you expect sometime this quarter. But can you talk about what we'll expect in the way of construction progress or things along those lines in 2017? And also talk about what your preferred time line would be for selldown or to entertain a selldown there.

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

Let me take the second question. I'll turn the first one over to Keith, since he's driving all that timing and the project. On the second question, as far as timing on selldown, I think for Leviathan selldown that's probably best after sanction, obviously, and as we get a little further on in the project. But we'll be open to looking at when we can get the value that would make sense.

I think on Tamar, what we've talked about is I think we still have five to six years on that, five years from the timing standpoint. But I would expect probably over the next couple years you'll see us bring that down to the 25%. A lot of interest in that opportunity especially when you look at the cash flows. On to the first part of that, I'll let Keith talk a little about how he sees the progression of construction work over the next couple years.

Keith Elliott - *Noble Energy, Inc. - SVP of Eastern Mediterranean*

Yes, Charles, we're moving into the development phase there now. We have started the procurement of the raw materials for both the subsea and the platform construction project. I'd expect that would lead us to move into cutting steel early second quarter to mid-year. At the same time, then, we'll be moving toward bringing a drilling rig into the field to start the first development drilling sometime around mid-year to, again, mid second quarter.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Charles Meade - *Johnson Rice & Company - Analyst*

Got it. That's helpful, Keith. If I could ask a question going back to those DJ completions, and perhaps this is best for Gary. I know you've field a lot of questions on this already, but I'm wondering if you could talk about -- I thought one of the most striking slides you had was the one that people have talked about already showing that uplift with your more recent completion designs. Can you talk about, perhaps, what you may be doing differently on the flowback of those wells with the higher proppant concentrations that is making them continue to increase their rate all the way through 90 days or beyond?

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

Charles, I would have to echo your comment. That's one of my favorite slides in the pack on slide 12. I think the results are just phenomenal, what we're seeing there. But let me turn it over to Gary and I'll contain my enthusiasm there.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

I don't think we want to give away too much of what we're doing. But we're definitely controlling flowback on those wells. And I would say they're staying flatter for longer under that controlled flowback than what we've modeled for a typical type curve. And then once we start seeing decline we see shallower decline than is modeled in the type curve.

The combination of those, if you can picture a flat production profile versus a declining type curve, over time the cumulative outperformance versus the type curve just continues to widen until the actual production starts to decline as well. That's what we're continuing to see on these wells. As we get out to 90 to 120 days we're continuing to see widening performance versus the type curve, over 50% above, as we've noted in the comments.

We'll see how much longer that lasts before we start to see some decline and what the ultimate uplift to EUR is. I'd be surprised if it's 50% but it will certainly be more than what we've got modeled in the type curve. Again, we'll gather some more data, continue to watch the wells and later this year probably come out with some new type curves for that area.

Charles Meade - *Johnson Rice & Company - Analyst*

Thanks, Gary.

Operator

We'll go next to Arun Jayaram with JPMorgan.

Arun Jayaram - *JPMorgan - Analyst*

Good morning. Gary, I was just wondering if you could give us a bit more color on what you're baking in in terms of your outlook, in terms of enhanced completions on the production and CapEx side. It sounds like you are baking in higher completion costs, assuming 3,000-pound completions in the Delaware. But I was unclear what you're doing on the production side.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

Yes, Arun, I think on the cost side, as we said, we'll focus mainly on 3,000-pound average in the Delaware this year. We'll probably continue to have some higher than that. But on average that's probably a pretty good number to assume. In the DJ, again, probably 1,800 pounds for average, some higher than that as well, but that's versus a 1,400-pound type curve.

I think as far as what we assume for production, we're certainly looking at the early results in both areas, and as we've said repeatedly, very encouraged by it. But also, until we have enough data to really increase the type curves, I'd say we're continuing to be a bit conservative in how we're modeling production in those areas until we have more long-term data.

Arun Jayaram - *JPMorgan - Analyst*

Fair enough. I was wondering, Gary, if you could just comment on your thoughts on your initial Wolfcamp B completion as well as the Upper Eagle Ford.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

Yes, excited about the Wolfcamp B. This is the first Wolfcamp B well that we brought on as Noble Energy. I'd say it's producing right in line with our type curve expectations. It's pretty flat right now, so we'll get some more data. That's another one where we've got less than 60 days of data on, so we obviously need to see some more data. But very excited about that as our first Noble operated deeper test in the area.

When you look at 2017 in the Permian, probably about 80% of our activity will continue to be focused on Wolfcamp A upper and some lower. But we will start to test more Third Bone Spring, more Wolfcamp B and so we're excited with these early results.

On the Upper Eagle Ford, also quite excited. We've talked in the past about how we're looking at areas where historically the Upper Eagle Ford compared similarly to the lower Eagle Ford. And then with our enhanced completions we thought we could increase performance on both of those zones to where they would be very nice programs.

I think the first well that we've got on supports that assumption. We're very happy with the production we're seeing out of this first Upper Eagle Ford test. It's actually as good or maybe even a little better than some of the recent lower Eagle Ford wells that we've had in the area.

But it's one well so we need to get the second well online. We need to get extended production from both. We need to get some tests in some of the other areas. We've talked about some Upper Eagle Ford test in the L&E area that we've got coming on later this year as well as a pilot in North Gates Ranch. All that data will inform our conclusions as we go forward but very excited with what we're seeing in the early days.

Arun Jayaram - *JPMorgan - Analyst*

Thanks, Gary.

Operator

We'll go next to Irene Haas with Wunderlich.

Irene Haas - *Wunderlich Securities, Inc. - Analyst*

Thank you. A quick question -- on oil price differentials, it's looking better. Can you give me a little color on which geographic mix it's coming from?

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

I think some of what you're seeing is a reflection up in the DJ as we moved more product through the pipeline. It results in a little higher transportation cost but it's more than offset on the netback revenue. So that's really stood out over the last quarter and into this quarter.

Irene Haas - *Wunderlich Securities, Inc. - Analyst*

Great. If I may ask one other question. Everybody's drilling these longer lateral wells with higher intensity frac, delivering more oil and probably with a flatter decline. What would that do in aggregate to US supply? Are we going to see probably the money you spent getting more oil for longer with less decline? Is that what we should expect for the US oil macro?

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

It could be. I think the companies that have the large contiguous positions will benefit probably the most with the ability to put a larger percentage of their wells into the longer laterals or design them for longer laterals. So, yes, we'll have to see how it plays out. We've seen the efficiency improvements over the last two years.

I think I've always said I don't think we're at the end of that. I think a big driver of that will be some of this longer lateral and higher proppant concentrations. As Gary said, we're only going to do what creates real value for us in the price world that we're in.

Irene Haas - *Wunderlich Securities, Inc. - Analyst*

Got you. Great. Thanks.

Operator

We'll go next to Mike Scialla with Stifel.

Mike Scialla - *Stifel Nicolaus - Analyst*

Hi, good morning. Another question on the enhanced completions in the DJ. There's been some thought, I think, that the completions there with the bigger fracs may work in the oilier areas like Wells Ranch or East Pony but maybe not so much in the gassier areas. But I believe you showed back in November some data from the Mosier wells in the Mustang area that looked pretty encouraging. Just wondering if there's any update on those.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

Mike, we haven't given an update on them in the pack but performance is still very strong on those wells. I think, in general, you're right. I've heard the same thing, that as you move to the gassier areas the optimum proppant concentration could be lower than what we see in the oil areas. Obviously our experience so far has been limited to those Mosier wells. And, so, as we drill more wells in the Mustang area later this year, we'll start to get a better handle on that ourselves. But that is a possibility.

I think when you look at the performance of those initial Mosier wells and the proppant concentrations that those were pumped at -- I can't remember exactly what it was, I think it was around 1,400 pounds per foot, which in and of itself is enhanced relative to the historic frac designs in those areas, it's just not as enhanced, if you will, as the oilier areas. We're quite happy with that. We'll continue to watch those wells. And as we

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

move into the gasier areas in the coming years -- not in a big way any time soon, but in the coming years -- we'll test different designs there, just like we have in the oily areas.

Mike Scialla - *Stifel Nicolaus - Analyst*

Okay. Thank you. And then on the Wolfcamp, a lot of your competitors have been talking about two zones within the Wolfcamp A nearby. Wondering if you're thinking along the same lines. And, if so, any plans to test that concept either with staggering or stacking wells this year?

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

We've talked about Wolfcamp A, upper and lower, as well, and both will be a focus for us in 2017. I think when you look at our existing position prior to Clayton Williams where we're going to drill around 30 wells or so, probably two-thirds of those are in the upper, a little less than one-third maybe in the lower, and then a few Bone Spring wells.

Mike Scialla - *Stifel Nicolaus - Analyst*

Okay. Last one if I could -- Gary, you mentioned when you did the acquisition of Clayton Williams that you really didn't put a lot of value on the Bone Spring. Some other operators there have been talking about the shale intervals in the Bone Spring in the southern part of Reeves County. I'm wondering if that is anything you guys have looked at yet.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

I wouldn't say we've spent a whole lot of time looking at it yet. We don't have the deal closed yet. But it's certainly something that we're keeping an eye on, others' activity. As we get the deal closed and start to ramp up activity we'll keep an eye on it.

Near term I think you're going to see most of the activity on the Clayton Williams acreage continue to be Wolfcamp A, as well. But, you're right, we didn't put any value, really, on anything beyond the Wolfcamp A. So, to the extent other zones, whether it's Third Bone Spring, Wolfcamp B or C have value potential going forward, that's just additional icing on the cake, if you will.

Mike Scialla - *Stifel Nicolaus - Analyst*

Great. Thank you.

Operator

We'll go next to Michael Hall with Heikkinen Energy Advisors.

Michael Hall - *Heikkinen Energy Advisors - Analyst*

Thanks, good morning. I just wanted to go back to the DJ in the context of the initial results on these enhanced completions. If you think about this leading edge result and the potential implications around EUR relative to the well cost increase, how do these compare within the portfolio at this point in terms of how they compete on returns or F&D relative to the Del Basin in particular but also relative to Eagle Ford?

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

I think they perform quite well, Michael. When you look at the onshore economics that we rolled out in November, DJ economics were very strong, 30% to 50% returns. That was at the type curve assumptions, so 1,400 pounds per foot. It would be equivalent to the black line on the Wells Ranch plot that we released again today that were, in the early days, showing 50% performance above.

So, clearly that outperformance adds possibly substantially to the economics. Again, we continue to drive efficiencies and costs down where we can, too. So, economics are only getting better. They certainly compete with anything else in the portfolio. And it's in an area that we continue to focus a large part of our capital program on, drilling roughly 150 wells this year and bringing on 120 or so.

Michael Hall - *Heikkinen Energy Advisors - Analyst*

Great, makes sense. It certainly seems like it could compete with most anything in the lower US. And just as a follow-up, trying to think through if you continue to have these sorts of results that are outperforming expectations in DJ, Delaware and Eagle Ford really, how should we think about potential use of, let's say, additional proceeds from that outperformance, meaning, as you bring in more cash, recycle more cash, what's the anticipated first use? Would you accelerate activity or put it on the balance sheet? How should we think about that?

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

From an activity standpoint, Michael, I think we're staying consistent with what we've been talking about which is going to be DJ and Delaware. That's going to be dependent on performance but what we've seen, there's nothing that would change our mind at this point.

Michael Hall - *Heikkinen Energy Advisors - Analyst*

But, potentially, though, if you continue to have the outperformance you'd maybe do more in those areas? Am I getting that right?

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

If you look at our plan through 2020 it shows increasing activity over that plan. Then it's just a matter of how fast and any changes over that period of time. As Gary said, too early to tell but we're sure watching it awful close.

Michael Hall - *Heikkinen Energy Advisors - Analyst*

Got it. Appreciate it. Thanks.

Operator

We'll go next to Gail Nicholson with KLR Group.

Gail Nicholson - *KLR Group Holdings, LLC - Analyst*

Good morning, everyone. I want to actually switch tact to on the exploration side. You guys have the test in Surinam late 2017. You picked up some more acreage in Newfoundland. When you think about your exploration portfolio holistically, what area or region are you most excited about? And if you had some incremental CapEx to allocate to exploration activity where would that go?

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

I think there's a number of areas we're excited about. We're not spending as much as we did a few years back, and we're probably not spending it in as many areas, but what we are spending it on we're pretty excited about. The project in Surinam, for example, was a very large opportunity that our folks have worked with partners to continue to progress and we're excited to get that drilled.

I think the same thing goes for what we picked up offshore Newfoundland, the acreage we have in Gabon and continuing to look at that area. Susan here, I probably ought to turn it over to her to give some of her comments.

Susan Cunningham - *Noble Energy, Inc. - EVP of Exploration*

Generally I still like West Africa if you get the right opportunities. We're excited about what we have in Gabon and we're looking at other possibilities. We're also evaluating Mexico. We've decided the last couple bid rounds not to participate but we're still evaluating it and looking for the right thing with the right economics on it.

Gail Nicholson - *KLR Group Holdings, LLC - Analyst*

Thank you. And then just in regard to the higher oil composition at Wells Ranch, do you think that is more driven by the choke management or do you think that's potentially more driven by the enhanced completion design?

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

That's a good question, Gail. I think it could be a combination of both. Again, as I said before, I think we'll continue to work through why we think we're getting better performance than we expected to see. And as we get later in this year and start to update some type curves we'll roll out some information as to where we think that's coming from.

Operator

We'll go next to David Tameron with Wells Fargo.

David Tameron - *Wells Fargo Securities, LLC - Analyst*

Hi. Good morning. Just one quick follow-up. If I think about the Marcellus, the decision to go ahead and complete those wells, obviously price impacts that but what was the decision there? And then how do we think about the Marcellus as part of the portfolio going forward?

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

I think, like we've talked about, we've got some developed, drilled uncompleted wells that we're focusing on this year. And then we'll continue to watch the longer-term outlook for gas price as we move through the year. In our plan we had planned to bring a rig in later this year. Of course, that's always dependent on how it's competing in the portfolio and the economic outlook.

I think overall in the area we'll continue to look at what makes sense for us to do relative to what others' plans are in the area. And if there's something that makes sense for somebody else that they have a plan to do differently and it fits in their portfolio different, we're open to looking at that. But for right now our plan is to focus on the uncompleted wells this year that have very good economics, very competitive, and then evaluate the rig as we're getting closer to later this year and looking into next year.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call

David Tameron - *Wells Fargo Securities, LLC - Analyst*

Okay. And then just one more back to the DJ, is there any difference in the way, whether it's the Niobrara or Codell, those formations are accepting the proppant? Are you seeing a difference? I know the focus has been obviously the East Pony and Mustang but have you seen a difference in that?

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

Difference between Niobrara and Codell?

David Tameron - *Wells Fargo Securities, LLC - Analyst*

Yes, as far as which rock is willing to accept the higher proppant. Is there a difference between formations?

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

I think just given the nature of the formations, it's a little bit easier to pump into the Codell. But I'm not sure as far as the performance of that whether we've seen a whole lot of difference.

David Tameron - *Wells Fargo Securities, LLC - Analyst*

All right. Thanks.

Operator

We'll take our final question today from Paul Grigel with Macquarie.

Paul Grigel - *Macquarie Capital Markets - Analyst*

Hi. Good morning. Just one on, first, core guidance to start. You note the DJ is likely to decline and the release notes that due to the low north completions in the first quarter. With the flatter declines that you guys have talked about, should we be viewing this as due to timing of completions that happened in fourth quarter or even back to third quarter? I'm just trying to reconcile the declines there given the relative uplift that we've seen from the increased proppant.

Gary Willingham - *Noble Energy, Inc. - EVP of Operations*

Yes, Paul, I think it's both. We actually had fewer completions in the fourth quarter of last year than the third quarter. And then looking at 2017 we've got the fewest number of completions in the first quarter of all the quarters through 2017. It's just a bit of a low spot over those two quarters in the completion activity. Typically I think we've seen that through the winter period in past years, too. So, that's what's driving it.

Dave Stover - *Noble Energy, Inc. - Chairman and CEO*

I think if you go back and look at the last four years, first quarter's been the lowest quarter for us three out of those four years.

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FEBRUARY 14, 2017 / 2:00PM, NBL - Q4 2016 Noble Energy Inc Earnings Call Paul Grigel - Macquarie Capital Markets - Analyst Perfect. And then as a follow-up to that, and without pressing too hard to 2018, given the strong second-half growth how should we think about momentum into 2018 given the number of completions that are back-half weighted and the typical seasonality in 1Q? Should we be viewing 2018 in a similar vein? And then how should we be thinking about a longer term governor on activity? Is that still spending within cash flow post the acquisition, post the update today? Dave Stover - Noble Energy, Inc. - Chairman and CEO I think, as you said, it's too early to give the outlook and trajectory for 2018. But I think in general, and I'll go back to my comment, if you look at history, historically the first quarter, the first half has usually been less than the second half, just based on activity and also accounting for winter months, et cetera. So, I would expect, without having a clear view of it yet, that I'll be surprised if it's not a little bit of the same. I think as far as spending, we're continuing to look at over the next four or five years. And what we laid out for our plan was the ability to spend within cash flow in a $50 world. If we get a $60 world we're probably generating excess cash flow with the plan we've laid out that would drive us to look at what we could accelerate, especially if we're seeing the results like we're seeing in these programs so far. So, we'll continue to develop that and lay it out as we go. Paul Grigel - Macquarie Capital Markets - Analyst Perfect. Thanks for squeezing me in. Operator This concludes our question-and-answer session. I would now like to turn the conference back over to Brad Whitmarsh for any closing remarks. Brad Whitmarsh - Noble Energy, Inc. - VP of IR I just want to say thanks to all of you for fitting the call into your schedule this morning. Look forward to having follow-up conversations with many of you over the next several days. Operator The conference is now concluded. Thank you for attending today's presentation. You may now disconnect. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2017, Thomson Reuters. All Rights Reserved.

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Forward Looking Statements

This filing contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Clayton Williams’ current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Clayton Williams, including future financial and operating results, Noble Energy’s and Clayton Williams’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this filing will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Clayton Williams shareholder approval; the risk that Clayton Williams or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Clayton Williams’ businesses that are discussed in Noble Energy’s and Clayton Williams’ most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Clayton Williams reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

This filing also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy’s website at www.nobleenergyinc.com under “Investors” for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.

The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We may use certain terms in this presentation for estimates, such as “discovered unbooked resources”, “resources”, “risked resources”, “recoverable resources”, “unrisked resources”, “unrisked exploration prospectivity” and “estimated ultimate recovery” (EUR), that are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, www.nobleenergyinc.com.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Clayton Williams, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Clayton Williams that also constitutes a prospectus of Noble Energy. Clayton Williams will mail the proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Clayton Williams may file with the SEC in connection with the proposed transaction. Noble Energy and Clayton Williams urge Clayton Williams investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Clayton Williams’ website (www.claytonwilliams.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Noble Energy, Clayton Williams, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 11, 2016. You can find information about Clayton Williams’ executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2016. Additional information about Noble Energy’s executive officers and directors and Clayton Williams’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Noble Energy and Clayton Williams using the contact information above.